

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-Mail
Robin L. Washington
Senior Vice President
        And Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

Re: **Gilead Sciences, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed February 28, 2011
       Form 10-Q for the Period Ended March 31, 2011
       Filed May 9, 2011
       File No. 000-19731

Dear Ms. Washington:

       We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K For The Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Research and development, page 65

1. In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

- Provide us a breakout of research and development expenses incurred for 2009 and 2010 for each candidate listed on page 14-15, or if not practicable, by development phase (i.e., preclinical versus clinical) or by therapeutic class.   If none this information is practicable to provide, tell us why, and provide us a breakout by personnel costs, clinical studies performed by contract research organizations, materials and supplies, licenses and fees, milestone payments under collaboration arrangements and overhead allocations. Reconcile the breakout total for each year to the total research and development expenses incurred as shown on your consolidated statements of income.

- For each of your late phase development projects (i.e. Phase III projects) listed on pages 14 and 15 please tell us the following:
  - Identify the significant patents associated with the project and their expiration date.
  - The nature and timing of the next future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency, if reliably determinable. If not, tell us the facts and circumstances that prevent you from making this determination.

Form 10-Q For The Period Ended March 31, 2011

Risk Factors

"We face credit risks from our European customers that may adversely affect our results of operations", page 47

2. You discuss the issue of increasing past due receivables from product sales to government-owned or supported customers in Greece, Italy, Portugal and Spain. You state that over $1 billion is outstanding at March 31, 2011 and that $525.7 million was more than 120 days past due based on contractual payment terms, and in your discussion of working capital as of March 31, 2011, you state that the increase of $179.2 million in accounts receivable, net, was primarily driven by slower collections in southern European countries. With respect to these customers in Greece, Italy, Portugal and Spain, please address the following:

- Provide us an expansion of the 120 day past due receivables into more precise aging buckets such as over six, nine and twelve months showing the amounts due from each customer.
- In your critical accounting policies, estimates and judgments for your allowance for doubtful accounts in your December 31, 2010 Form 10-K, you disclose that your allowance for doubtful accounts balance as a percentage of total accounts receivable did not materially change from December 31, 2009 to December 31, 2010, and you disclose, in your MD&A discussion of SG&A, that bad debt expense increased only $7.7 million for the three months ended March 31, 2011. It does not, therefore, appear that you have significantly increased your allowance for doubtful accounts for the increase in the aging of these receivables. Please tell us the amount of your allowance for doubtful accounts at March 31, 2011, the amount reserved for these customers in Greece, Italy, Portugal and Spain, and the basis for your conclusion that your allowance for doubtful accounts

adequately addressed the collectability of current and past due receivables from these customers at March 31, 2011.

- Describe for us management's plans and options available to collect the past due receivables and the expected effects of these customers on your future financial position and results of operations including reduction in sales to the customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant